News Release	AMEX, TSX Symbol: NG

Exceptional Initial Drill Results Received from 2005 Galore Creek Drill Program

30 August 2005 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG) Highlights

Significant high-grade highlights from on-going +60,000 meter (200,000 foot) recent expansion and infill drill program include:

Drill Hole GC05-512 which intersected two composite intervals totaling 182 meters of 2.2% Copper Equivalent(1) (CuEq) or 3.6 g/t Gold Equivalent (AuEq) mineralization grading 0.9% copper (Cu), 2.1 g/t gold (Au) and 5.4 g/t silver (Ag).

Drill Hole GC05-514 which intersected 187 meters of 3.2% CuEq or 5.3 g/t AuEq mineralization grading 1.6% Cu, 2.5 g/t Au and 11.0 g/t Ag.

Drill Hole GC05-533 which intersected two composite intervals totaling 104 meters of 3.2% CuEq or 5.3 g/t AuEq mineralization grading 2.2% Cu, 1.6 g/t Au and 5.2 g/t Ag.

Pre-Feasibility level engineering work and environmental studies progressing and on track for release by early Q4.

Mine design work including geotechnical drilling for plant site locations, pit wall parameters and water balance studies nearing completion in combination with on-going in-fill drilling for use in the Feasibility Study in 2006.

Drill Results Confirm Potential for Further Resource Expansion at Galore Creek

“These are very positive interim drill results. The exploration and development drilling continues to demonstrate the quality and potential of the Galore Creek project. Galore Creek stands out as one of only a few development stage projects globally with grades over 1% copper equivalent,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “The completion of the Pre-Feasibility level study and initiation of permitting later this year will be significant milestones on the path to production for the Galore Creek project.”

The 2005 program at the Galore Creek project in Northwestern British Columbia is anticipated to total more than 60,000 meters (200,000 feet) of drilling. Extensive geotechnical drilling for detailed mine design is nearly complete with initial results from expansion and in-fill drilling at the main Central deposit along with the Junction and West Fork deposits continuing to define new gold and copper mineralization at depth and laterally from the known areas. Expansion and In-fill drilling continues at the West Fork, Southwest, and main Central deposits. With completion of drilling later this fall, an updated resource estimate will be completed in the first half of 2006 for use in a Feasibility Study targeted for completion in the second half of 2006.

Results have demonstrated that all mineralized zones at the Galore Creek project remain open to further expansion (see Tables 1 & 2 below). In the main Central Deposit, a series of offset drill holes have continued to intercept wide zones of higher-grade mineralization down dip. At the northernmost edge of the Central deposit two new drill holes have extended known high grade mineralization, including Drill Hole GC05-512 which intersected two composite intervals totaling 182 meters of 2.2% CuEq or 3.63 g/t AuEq mineralization grading 0.91% Cu, 2.05 g/t Au and 5.41 g/t Ag and Drill Hole GC05-514 which intersected 187 meters of 3.22% CuEq or 5.30 g/t AuEq mineralization grading 1.6% Cu, 2.49 g/t Au and 10.98 g/t Ag. Further work is planned in 2005 on extension of the Central deposit and the deeper Bountiful zone.

Drilling to the south at the West Fork deposit also continues to extend the known copper and gold mineralization including: GC05-533 in the West Fork deposit which intersected 2 mineralized intervals totaling 104.1 meters of 3.19% CuEq or 5.27 g/t AuEq grading 2.21% Cu 1.55 g/t Au and 5.18 g/t Ag. The thickest intercepts from this zone remain open to the west and north. Additional potential still remains to expand areas of very high-grade mineralization in this area such as those discovered in 2004.

Drilling at the Junction zone, located 1 kilometer west of the Central deposit, has also returned favorable results and the Junction zone remains open to further lateral expansion (see Table 2 below).

The 2004 Galore drill program and sampling protocol has been under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

Table 1. 2005 Main Central Deposit Significant Drill Intercepts

								Copper	Gold
Drill Hole	From	To	Width	Width	Copper	Gold	Silver	Equiv	Equiv
Number	M	M	M	Feet	%	g/t	g/t	%	g/t
Central
GC05-0512	82.3	92.3	10.0	32.8	0.73	1.36	5.30	1.60	2.65
	117.0	289.0	172.0	564.1	0.92	2.09	5.41	2.24	3.69
Total			182.0	596.9	0.91	2.05	5.41	2.20	3.63
GC05-0513	107.0	175.5	53.3	174.9	0.98	2.64	9.27	2.67	4.40
Total			53.3	174.9	0.98	2.64	9.27	2.67	4.40
GC05-0514	211.7	399.0	187.3	614.4	1.60	2.49	10.98	3.22	5.30
Total			187.3	614.4	1.60	2.49	10.98	3.22	5.30
GC05-0518	42.0	83.0	41.0	134.5	0.55	0.36	2.15	0.79	1.31
	99.0	126.0	27.0	88.6	0.39	0.16	2.86	0.51	0.85
	191.1	231.0	39.9	130.8	0.94	0.48	8.14	1.30	2.15
Total			107.9	353.9	0.65	0.36	4.54	0.91	1.50
GC05-0525	246.0	265.0	19.0	62.3	0.61	0.80	3.12	1.13	1.86
	271.0	286.5	15.5	51.0	1.91	2.39	12.39	3.47	5.73
	331.4	379.0	47.6	156.2	0.75	1.44	6.88	1.68	2.78
	384.8	447.7	62.9	206.3	0.60	0.66	4.26	1.04	1.71
Total			145.0	475.8	0.79	1.12	5.84	1.52	2.51
GC05-0549	203.0	213.0	10.0	32.8	0.29	0.66	1.76	0.71	1.17
	231.0	245.6	14.6	48.0	0.26	0.73	2.93	0.74	1.21
	256.7	268.0	11.3	37.0	0.40	0.55	3.71	0.77	1.27
	291.6	317.1	25.4	83.4	0.73	0.50	3.18	1.06	1.75
	326.0	375.6	49.6	162.7	0.95	0.62	4.54	1.37	2.25
	386.9	411.0	24.2	79.2	0.85	0.37	6.70	1.14	1.87
Total			135.1	443.2	0.72	0.56	4.22	1.10	1.82
GC05-0551	61.3	72.0	10.8	35.3	0.42	0.08	5.83	0.51	0.85
	85.5	102.8	17.2	56.6	1.06	0.36	9.62	1.36	2.25
	135.7	145.4	9.7	32.0	0.41	0.16	5.37	0.55	0.91
	220.5	266.0	45.5	149.2	0.95	0.39	8.26	1.26	2.08
Total			83.2	273.0	0.84	0.32	7.89	1.10	1.82
GC05-0558	267.0	323.4	56.4	185.2	1.29	1.10	8.02	2.03	3.35
	331.6	357.0	25.4	83.3	0.95	0.78	5.60	1.47	2.43
Total			81.8	268.5	1.19	1.00	7.27	1.86	3.06
GC05-0562	78.0	166.0	88.0	288.7	1.03	0.55	6.12	1.42	2.35
Total			88.0	288.7	1.03	0.55	6.12	1.42	2.35

Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. True widths have not been determined for the above intercepts but are believed to be representative of actual drill thicknesses.

Table 2. 2005 Junction and West Fork Deposit Significant Drill Intercepts

								Copper	Gold
Drill Hole	From	To	Width	Width	Copper	Gold	Silver	Equiv	Equiv
Number	M	M	M	Feet	%	g/t	g/t	%	g/t
Junction
GC05-0521	271.0	295.0	24.0	78.7	0.16	0.53	1.85	0.50	0.83
	311.0	411.0	100.0	328.1	1.05	1.00	8.32	1.73	2.85
Total			124.0	406.8	0.88	0.91	7.07	1.49	2.46
GC05-0555	112.5	139.9	22.9	75.0	0.91	0.21	5.35	1.08	1.79
	187.8	222.0	34.3	112.4	2.30	0.63	11.49	2.79	4.60
Total			57.1	187.4	1.68	0.45	8.76	2.03	3.35
West Fork
GC05-0533	1.0	58.0	57.0	187.0	3.29	2.65	6.57	4.96	8.18
	200.7	247.8	47.1	154.6	0.90	0.22	3.49	1.06	1.75
Total			104.1	341.6	2.21	1.55	5.18	3.19	5.27
GC05-0546	201.0	215.0	14.0	45.9	0.32	0.26	2.40	0.50	0.82
	248.5	271.0	22.6	74.0	1.26	0.93	14.02	1.95	3.21
	302.0	341.0	39.0	128.0	1.09	0.48	10.20	1.47	2.42
Total			75.6	247.9	1.00	0.57	9.89	1.43	2.36
GC05-0561	44.0	76.7	32.7	107.3	0.87	1.49	7.76	1.84	3.03
	110.0	145.3	35.3	115.7	0.67	0.23	4.00	0.85	1.40
Total			68.0	223.0	0.77	0.83	5.81	1.32	2.18

Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. True widths have not been determined for the above intercepts but are believed to be representative of actual drill thicknesses.

2005 Galore Creek Exploration and Development Program

The 2005 exploration and development program at Galore Creek began in late May and has been expanded to a minimum 60,000 meter (200,000 foot) program anticipated to continue into the late fall. Geotechnical drilling for plant site locations, pit stability and water balance studies is nearing completion in preparation for the project Feasibility Study in 2006.

As part of the current work on the project, Hatch Ltd. has been retained to complete a Pre-Feasibility level study on Galore Creek that integrates the new resources from West Fork, Junction and Copper Canyon, along with an updated main Central/Southwest deposits. The study will look at increased yearly production levels for the project and will refine estimates for capital and operating costs, as well as look in more detail at site layout, metallurgy, resource optimization scheduling, and development timelines. The results of this work will be available in the second half of 2005 and will guide the Feasibility level engineering programs for the project. Further environmental studies are on-going for the Galore Creek Environmental Assessment Report which is being completed by RTEC, the joint company comprised of Rescan Environmental Services and the Tahltan Nation Development Corporation.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of Highway 37 and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold is earning a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation under which NovaGold is earning a 60% interest in the Grace claims.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.6 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.